Filed by Crosstex Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

Crosstex Energy, Inc. and Crosstex Energy, L.P. presented the following presentation at the DUG East Conference and Exhibition on November 15, 2013:

Midstream Advances DUG East Paul Weissgarber Senior Vice President, Ohio River Valley November 15, 2013 1

Investor Notices 2 This presentation contains forward looking statements within the meaning of the federal securities laws. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of Crosstex Energy, L.P., Crosstex Energy, Inc. and their respective affiliates (collectively known as “Crosstex”) may differ materially from those expressed in the forward-looking statements contained throughout this presentation and in documents filed with the Securities and Exchange Commission (SEC). Many of the factors that will determine these results are beyond Crosstex’s ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future, including, among others, prices and market demand for natural gas, natural gas liquids (NGLs), condensate and crude oil; drilling levels; the ability to achieve synergies and revenue growth; failure to satisfy closing conditions with respect to the announced combination with Devon Energy Corporation (“Devon”); failure to successfully integrate, or integrate within the contemplated timeframe, Crosstex’s business with Devon’s business; failure to achieve, or achieve within the contemplated timeframe, the anticipated synergies of the combination with Devon; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets; weather conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity; the timing and success of business development efforts; and other factors discussed in Crosstex’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Crosstex’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and their other filings with the SEC. You are cautioned not to put undue reliance on any forward-looking statement. Crosstex has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It This presentation contains information about the proposed merger involving a Devon entity and a Crosstex entity. In connection with the proposed merger with Devon, the new General Partner entity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and shareholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201. Participants in the Solicitation Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.

Crosstex and Devon: A Strategic Combination

CROSSTEX

Gas Gathering and Transportation

- ≈6,500 miles of gathering and transmission lines

Gas Processing

- 13 plants with 3.3 Bcf/d of total net inlet capacity

NGL Transportation, Fractionation and Storage

- ≈650 miles of liquids transport line
- 6 fractionation facilities with 165,000 Bbls/d of total net capacity(1)
- 3 MMBbls of underground NGL storage

Crude, Condensate and Brine Handling

- 200 miles of crude oil pipeline
- Barge and rail terminals
- 500,000 Bbls of above ground storage
- 110 vehicle trucking fleet
- 8 Brine disposal wells



OH
MARCELLU
UTICA
WV
CANA-WOODFORD
OK
ARKOMA-WOODFORD
PERMIAN BASIN
BARNETT SHALE
HAYNESVILLE & COTTON VALLEY
LA
AUSTIN CHALK
TX
EAGLE FORD
Gathering System
Processing Plant
Fractionation Facility
North Texas Systems
LIG System
PNGL System
Cajun-Sibon Expansion
Howard Energy
Ohio River Valley Pipeline
Storage
Crude & Brine Truck Station
Brine Disposal Well
Barge Terminal
Rail Terminal
Condensate Stabilization and Compression

(1) Increasing to 7 facilities with 237,000 Bbls/d of total net capacity upon completion of the Cajun-Sibon phase II expansion expected in the second half of 2014.

RIGHT PLATFORM. RIGHT OPPORTUNITIES. RIGHT PEOPLE.

3

Delivering Diversified Midstream Solutions 4 The Midstream Value Chain A critical part of energy infrastructure responsible for moving product from well-head to consumption

5 Sources of Condensate

Focus on Condensate 6 Distillation Comparison * (Percent of Volume) Local Refinery Condensate Supply & Demand ** (in Bbl/d) * Note: missing fraction is light ends. Source is IHS Purvin & Gurtz ** Source: Crosstex research

Delivering a Full Range of Solutions 7 Condensate Solutions Field Gathering Splitting Marketing Transporting Stabilizing 110+ truck fleet 10 pipeline injection stations with storage Experienced drivers trained in handling condensate Proven, engineered solution for Marcellus/Utica condensate 16K+ BPD stabilization Additional 7K BPD stabilization with leading producer Further plans underway Engineering work underway for facilities tuned to Marcellus/Utica condensate Exploring JV opportunities Developing markets for splitter products Existing 200+ mile pipeline 20-spot, 24K BPD rail loading facility Ohio River barge terminal with storage Expanded rail market outlet at Black Run terminal Expanded storage capacity to support market outlets Optimized barge facility Developing rail market outlet at Eureka facility

Process for Handling Condensate 8 Condensate Gathering Stabilization Processing / Splitting Aggregating Partial removal of NGLs Separating into refined products Trade-offs between these steps are critical

Trucking Operations 9 110+ truck fleet with current capacity of 25,000 Bbls/d Expanded truck fleet by adding new trucks Hired drivers to staff expanded truck fleet Added a computerized system to entire truck fleet for tracking volumes

Compression and Stabilization Operations 10 Crosstex joined with former management of Enerven to form a new company (E2) to provide services for producers in the Utica Supported by development of Antero Resources’ Utica acreage in Noble and Monroe counties located immediately east of Crosstex ORV assets 3 facilities will have total compression capacity of 300 MMcf/d and 16,000 Bbls/d of condensate stabilization Crosstex and E2 will continue to develop additional infrastructure solutions within the Utica and Marcellus regions

Condensate Splitting 11 Example: Simple Refinery Kit Used for Condensate Splitting Source: Leffler, Petroleum Refining, 4th edition

Market Outlets 12 Black Run Rail Terminal & Storage Bells Run Barge Terminal & Storage Barge Terminal Rail Terminal Storage Pipeline

Exploring Additional Options in the Region EXAMPLES: Extending and expanding existing pipeline system Installation of additional condensate stabilization facilities Exploring feasibility of condensate splitting in the region Further expansion of our Ohio River market hub 13

14 Questions/Inquiries: Paul.Weissgarber@CrosstexEnergy.com 214-721-9613